KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ero Copper Corp.
We consent to the use of:
•our report dated March 7, 2023 on the consolidated financial statements of Ero Copper Corp. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and
•our report dated March 7,2023 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-264821) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 7,2023
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.